MIJANUR RAHMAN

SUMMARY

I founded Doodle Inc. 11 years ago to support global businesses and tech enthusiasts. We've since become a trusted hub for comprehensive software development, advanced cloud solutions, and offshore team support. We've worked with visionary entrepreneurs, delivering scalable, custom digital solutions, and providing a reliable resource for hiring offshore teams. Using Agile Methodology, we prioritize efficiency and impactful results. Our commitment to excellence, innovation, and customer satisfaction, coupled with our skilled team, ensures high-quality solutions that exceed expectations. As we grow, we stay ahead of tech trends and industry standards, ensuring our clients benefit from the latest advancements.

WORK EXPERIENCE

CTO

Tribel • 2016 - Present

Founder & CEO

Doodle Inc. • 2010 - Present (13 years 9 months)

- Doodle inc. is a futuristic and innovative platform where we turn your imagination into a living reality by using the most advanced technologies. Our team is comprised of a bunch of passionate members who are fueled by appreciation and success of their projects over anything else. We aim to help the global entrepreneur's community achieve their goals in a much smarter, faster and efficient way.
- We consider each of our clients as partners, not just customers. So, we take every one of our projects as a personal responsibility and not just a task in our daily to-do list. We make sure to start, develop, execute and finish the complete project just as our partners want it with complete perfection.
- At Doodle, we strive for excellence over profit. We hand craft each one of our solutions by a creative approach that can not only benefit the user but also influence the mass community in a positive way. Our team works round the clock to empower the business world and make their daily life much easier.

EDUCATION

Master of Science - MS, Computer Science

FarEast University • 2019 - 2020

Bachelor of Science (BS), Computer Science and Engineering

ADUST • 2008 - 2012